February 3, 2014

Mr. Ethan Horowitz, Branch Chief

U. S. Securities and Exchange Commission

Washington, DC 20549

Re: Dixie Foods International, Inc.

Form 10-K for the fiscal year ended August 31, 2013

Filed December 16, 2013

File No. 000-54536

Dear Mr. Horowitz:

This letter sets forth the response of Dixie Foods International, Inc. (the “Company”) to the comment letter, dated January 23, 2014, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended August 31, 2013, that was filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2013.

To facilitate your review, each of the Staff’s comments, followed by the Company’s response, are set forth below.

Form 10-K for the Fiscal Year Ended August 31, 2013

Cover Page

1.  Please include your correct Commission File Number. “000-54536.” on all future filings you submit.

Response 1. The Company will include its correct Commission File Number on all future filings.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.  Your accountants’ opinion does not address your cumulative period results presented in the financial statements, from May 11, 2010 (inception) through August 31, 2013, as required for a development stage entity. Please obtain a revised audit opinion from your accountants encompassing all periods presented in your financial statements, and include such in an amended Form 10-K filing. We remind you such amended Form 10-K filing should include updated officers’ certificates.

Response 2.  The Company has filed Amendment No. 1 to its Form 10-K for the fiscal year ended August 31, 2013. Such filing includes a new accountant’s opinion covering all periods presented in the financial statements, including the cumulative period from May 11, 2010 through August 31, 2013. Updated officer certificates are also included in Amendment No. 1.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended August 31, 2013;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K for the fiscal year ended August 31, 2013; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response, please call me at 352-577-5864.

Sincerely,

/s/ Robert E. Jordan, President

Chief Executive and Chief Financial Officer